Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-282789

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 7 DATED OCTOBER 16, 2026
TO THE PROSPECTUS DATED APRIL 27, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated April 27, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of November 1, 2026;
•to disclose the calculation of our September 30, 2026 net asset value (“NAV”) per share for all share classes;
•to provide an update on the status of our Offering; and
•to provide an update on the status of our Investor Incentive Program;
Investment Portfolio Updates
In September 2026, we acquired East Dallas Crossing, a 1.1-million-square-foot Class A warehouse and distribution facility in Forney, Texas, approximately 23 miles from downtown Dallas, for approximately $114 million. The property was constructed in 2021 as a build-to-suit facility and is fully triple-net leased to an investment-grade tenant, with approximately 10 years of remaining lease term and contractual annual rent escalations. The facility is located adjacent to an existing last-mile delivery station and supports the tenant’s broader East Dallas distribution network.
As of September 30, 2026, our portfolio, based on the NAV of our investments, consisted of 91% real estate properties and 9% real estate-related loans and securities. NAV is measured as the fair value of our investments less any mortgages or debt obligations related to such investments.
As of September 30, 2026, our real estate properties, based on the total asset value of our properties measured at fair value, consisted of multifamily (35%), logistics (25%), net lease (16%), single-family rental (8%), manufactured housing (8%), student housing (4%), data center (3%) and office (1%).

November 1, 2026 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2026 (and repurchases as of October 31, 2026) is as follows:

Transaction Price (per share)
Class S	$10.4734
Class I	$10.5822
Class D	$10.6949
Class T	$10.6734
The November 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2026. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
September 30, 2026 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2026 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class T, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2026 ($ and shares/units in thousands):

Components of NAV	September 30, 2026
Investments in real estate	$2,199,787
Investments in real estate-related loans and securities	88,380
Investments in unconsolidated entities(1)	345,912
Cash and cash equivalents	22,032
Restricted cash	18,547
Other assets	41,894
Debt obligations	(1,378,526)
Accrued stockholder servicing fees(2)	(188)
Management fee payable	(1,273)
Distribution payable	(4,511)
Subscriptions received in advance	(6,843)
Other liabilities	(48,590)
Non-controlling interests in consolidated entities	(232,278)
Net asset value	$1,044,343
Number of shares/units outstanding	99,135

(1)
Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of September 30, 2026, our allocable share of the gross real estate asset value held by such entities was $791.6 million.

(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of September 30, 2026, we had accrued under GAAP approximately $11.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2026 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I-1 OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$248,378	$663,835	$985	$838	$68,519	$44,285	$16,465	$1,038	$1,044,343
Number of shares/units outstanding	23,715	62,731	92	79	6,680	4,184	1,556	98	99,135
NAV per share/unit as of September 30, 2026	$10.4734	$10.5822	$10.6949	$10.6734	$10.2566	$10.5845	$10.5822	$10.5845

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2026 valuations, based on property types. In the event we own more than one office, data center, student housing or manufactured housing investment in the portfolio, we will include the key assumptions for these property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.4%	5.7%
Single-Family Rental	7.2%	5.5%
Net Lease	7.4%	5.5%
Logistics	8.6%	6.3%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Single-Family Rental Investment Values	Net Lease Investment Values	Logistics Investment Values
Discount Rate	0.25% Decrease	1.9%	0.9%	2.0%	1.8%
(weighted average)	0.25% Increase	(1.9)%	(1.0)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% Decrease	2.7%	3.6%	2.9%	2.5%
(weighted average)	0.25% Increase	(2.5)%	(3.4)%	(2.6)%	(2.3)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of August 31, 2026 ($ and shares/units in thousands):

Components of NAV	August 31, 2026
Investments in real estate	$2,085,477
Investments in real estate-related loans and securities	84,367
Investments in unconsolidated entities(1)	340,563
Cash and cash equivalents	29,573
Restricted cash	24,170
Other assets	39,535
Debt obligations	(1,301,173)
Accrued stockholder servicing fees(2)	(186)
Management fee payable	(1,238)
Distribution payable	(4,391)
Subscriptions received in advance	(13,630)
Other liabilities	(41,130)
Non-controlling interests in consolidated entities	(222,740)
Net asset value	$1,019,197
Number of shares/units outstanding	96,940

(1)
Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of August 31, 2026, our allocable share of the gross real estate asset value held by such entities was $791.6 million.

(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of August 31, 2026, we had accrued under GAAP approximately $10.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2026 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I-1 OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$238,747	$661,144	$982	$423	$55,665	$44,781	$16,425	$1,030	$1,019,197
Number of shares/units outstanding	22,848	62,629	92	40	5,437	4,241	1,556	97	96,940
NAV Per Share/Unit as of August 31, 2026	$10.4495	$10.5566	$10.6684	$10.6577	$10.2387	$10.5583	$10.5566	$10.5583

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold in this Offering (i) 9,659,851 shares of our common stock in the primary offering for total proceeds of $100,328,306 and (ii) 1,142,585 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $11,851,791. We intend to continue selling shares in the Offering on a monthly basis.

Status of Our Investor Incentive Program
As of October 1, 2026, approximately $53.6 million of proceeds (excluding upfront selling commissions, distribution reinvestments, and Bonus Shares) has been raised under the Investor Incentive Program. The Investor Incentive Program will terminate on the earlier of (i) immediately following the acceptance of subscriptions by us on December 1, 2026, or (ii) following the month in which we exceed $250 million of proceeds raised (excluding upfront commissions, distribution reinvestments and Bonus Shares) from the sale of shares since the beginning of the Investor Incentive Program. In the month in which we exceed the $250 million threshold, we will issue Bonus Shares to investors that purchase shares during such month on a pro rata basis based on their subscription amount.